

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Theodore (Ted) Ashburn, M.D., PhD.
President and Chief Executive Officer
Oncorus, Inc.
50 Hampshire Street, Suite 401
Cambridge, Massachusetts 02139

Re: Oncorus, Inc.
Form S-1
Exhibit Nos. 10.12-10.18
Filed September 11, 2020, as amended
File No. 333-248757

Dear Dr. Ashburn:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance